                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
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                                 SCHEDULE 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                               (AMENDMENT No. 5)

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                       AETNA REAL ESTATE ASSOCIATES, L.P.
                           (Name of Subject Company)

                           ACORN HILL PARTNERS L.L.C.
                                    (Bidder)

                      LIMITED PARTNERSHIP DEPOSITARY UNITS
                                (Title of Class
                                 of Securities)

                                  008171 10 0
                             (CUSIP Number of Class
                                 of Securities)
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                               W. Edward Scheetz
                           Acorn Hill Partners L.L.C.
                    1301 Avenue of the Americas, 38th Floor
                              New York, NY  10019

                                    Copy to:
                                 Peter M. Fass
                             Steven L. Lichtenfeld
                               Battle Fowler LLP
                              75 East 55th Street
                              New York, NY  10022
                                 (212) 856-7000

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                      Communications on Behalf of Bidder)

                            Calculation of Filing Fee
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     Transaction                                                Amount of
     Valuation*                                                 Filing Fee
---------------------                                    -----------------------

     $34,302,268.80                                             $6,860.46
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       *For purposes of calculating the filing fee only.  This amount assumes the purchase of 3,176,136 Limited Partnership Depositary Units ("Units") of the subject company for $10.80 per Unit in cash.

{x} Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount previously paid:            $6,828.70
Form or registration no.:          Schedule 14D-1
Filing party:                      Acorn Hill Partners L.L.C.
Date filed:                        October 30, 1996

                         (Continued on following pages)
                              (Page 1 of 5 pages)

Cusip No.:  008171 10 0               14D-1                          Page 2 of 5



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1.     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       ACORN HILL PARTNERS L.L.C.

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2.     Check the Appropriate Box if a Member of a Group
       (See Instructions)
                                                                       (a)  {  }
                                                                       (b)  {  }

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3.     SEC Use Only


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4.     Sources of Funds (See Instructions)

       AF; WC

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5.     Check Box if Disclosure of Legal Proceedings is Required
       Pursuant to Item 2(e) or 2(f)
                                                                             [ ]

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6.     Citizenship or Place of Organization

       Delaware


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7.     Aggregate Amount Beneficially Owned by Each Reporting Person

       5,000 Limited Partnership Depositary Units

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8.     Check Box if the Aggregate Amount in Row (7) Excludes
       Certain Shares (See Instructions)
                                                                             [ ]

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9.     Percent of Class Represented by Amount in Row (7)

       Less than 1%

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10.    Type of Reporting Person (See Instructions)

       OO
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
                       AMENDMENT NO. 5 TO SCHEDULE 14D-1

       This Amendment No. 5 amends the Tender Offer Statement on Schedule 14D-1 filed by Acorn Hill Partners L.L.C., a Delaware limited liability company (the "Purchaser"), with the Securities and Exchange Commission on October 30, 1996, as amended by Amendment No. 1 dated November 12, 1996, Amendment No. 2 dated November 29, 1996, Amendment No. 3 dated December 2, 1996 and Amendment No. 4 dated December 3, 1996, relating to the tender offer by the Purchaser to purchase up to 3,176,136 of the issued and outstanding Limited Partnership Depositary Units ("Units") of Aetna Real Estate Associates, L.P., a Delaware limited partnership (the "Partnership"), to include the information set forth below. Terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

ITEM 1.       SECURITY AND SUBJECT COMPANY.

       Item 1(b) is hereby supplemented and amended as follows:

       The Purchase Price has been increased to $10.80 per Unit, net to the seller in cash, without interest thereon and automatically reduced by the aggregate amount of distributions per Unit, if any, made or declared by the Partnership after October 30, 1996 and on or prior to the Expiration Date, upon the terms and subject to the conditions set forth in the Offer.

ITEM 4.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       Item 4(a) is hereby supplemented and amended as follows:

       The total amount of the funds necessary to purchase the maximum number of Units sought pursuant to the Offer has been increased to $34,302,268.80.

ITEM 10.      ADDITIONAL INFORMATION.

       Item 10(f) is hereby supplemented and amended as follows:

       The information set forth in the letter to Unitholders and the press release dated December 9, 1996, copies of which are attached hereto as Exhibits
(a)(10) and (a)(11), respectively, is incorporated herein in its entirety by reference.

ITEM 11.      MATERIAL TO BE FILED AS EXHIBITS.

       Item 11 is hereby supplemented and amended by adding the following, copies of which are attached hereto as exhibits:

       99.(a)(10)    Letter, dated December 9, 1996, from Acorn Hill Partners
                     L.L.C. to holders of Units.

       99.(a)(11)    Press Release dated December 9, 1996.





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
                                   SIGNATURES

              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 9, 1996


                                      ACORN HILL PARTNERS L.L.C.

                                      By: AP-GP Prom Partners Inc., its
                                          managing member


                                          By:   /s/ Richard Mack
                                               ---------------------------------
                                               Name:  Richard Mack
                                               Title: Vice President

                                 EXHIBIT INDEX

EXHIBIT
NO.                                   TITLE
-------                               -----
99.(a)(10)           Letter, dated December 9, 1996, from Acorn Hill Partners
                     L.L.C. to holders of Units.

99.(a)(11)           Press Release dated December 9, 1996.